UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Acquisition of Spotlight.Vegas

On September 1, 2025, GDC America, Inc. (“GDCA”), a wholly-owned subsidiary of Gambling.com Group Limited (the “Company”), completed the previously announced acquisition (the “Acquisition”) of BGMD Holdings LLC (d/b/a Spotlight.Vegas) (“Spotlight.Vegas”), pursuant to the Membership Interest Purchase Agreement (the “Spotlight.Vegas Purchase Agreement”) dated August 14, 2025 by and among GDCA, Spotlight.Vegas, OSR Holdings LLC (“OSR”), VRMG Partners Inc. (“VRMG”), NLX Holdings Inc. (“NLX” and, together with OSR and VRMG, the “Sellers”), and Douglas M. Osrow, as representative of the Sellers. Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform.

The information contained in this Form 6-K is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888, 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155 and 333-285963) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Disclosure Channels to Disseminate Information

The Company’s investors and others should note that the Company announces material information to its investors and the public about the Company through a variety of means, including on the Company’s investor relations website (https://gdcgroup.com/investors), its filings with the Securities and Exchange Commission (the “SEC”), press releases, public conference calls, webcasts, and its various social media accounts in order to achieve broad, non-exclusionary distribution of information to the public. The Company encourages its investors and others to review the information it makes public in the locations below as such information could be deemed to be material information.

The Company posts information about the Company (which may or may not be material) via the following social media accounts: the Company’s X.com handle (@gambling_group). The Company’s Chief Executive Officer and Co-Founder, Charles Gillespie, posts information about the Company (which may or may not be material) through his social media accounts, including his X.com handle (@charlesgillespi). The social media channels used by the Company and Mr. Gillespie may be updated by the Company and Mr. Gillespie, respectively, from time to time.

Although the Company does not intend for its social media accounts to be its primary method of disclosure for material information, it is possible that certain information the Company posts on its social media accounts may be deemed material to investors. Therefore, the Company is notifying investors, the media and other interested parties that it uses the social media accounts described in the prior paragraph, together with its investor relations website, traditional press releases, and filings with the SEC, to publish important information about the Company, including information that may be deemed material to investors. The Company encourages investors, the media and other interested parties to review the information it posts on its investor relations website and social media channels, in addition to information announced by the Company through its filings with the SEC, press releases, webcasts and other presentations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: September 2, 2025